

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2020

James B. Frakes
Chief Financial Officer
Aethlon Medical, Inc.
9635 Granite Ridge Drive, Suite 100
San Diego, California 92123

> **Re: Aethlon Medical, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 19, 2020**
> **File No. 333-237269**

Dear Mr. Frakes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Julie M. Robinson, Cooley LLP